Dear Shareholder,

During the quarter, we continued to concentrate on developing our technology licensing and business to business relationships to supplement our consumer based business and build for the future. We expanded the reach of our "powered
                -------------------------
by Bid.Com" e-commerce solutions, which includes our patented "Dutch" auction technology and multiple e-commerce platforms.

Third Quarter Results for the 3 Months Ending September 30, 1999*

Revenue in the third quarter of 1999 increased by approximately 33% to $8.3 million compared to $6.3 million in the third quarter of 1998 and the second quarter of 1999. Revenues are derived from merchandise sales and shipping revenue from products sold on www.bid.com and fees from the provision of Bid.Com's licensed technology and related services.

The gross profit in the third quarter, including licensing and related services, was $2.0 million, or 23.4% of revenue, compared to a gross profit of $195,000, or 3.1% of revenue, in the third quarter of 1998, and $1.3 million, or 20.3% of revenue, in the second quarter of 1999.

Advertising and promotional expenses in the current quarter were $3.4 million, or 40.9% of revenues, compared to $3.3 million, or 53.1% of revenues, in the third quarter of 1998. Compared to the second quarter of 1999, advertising and promotional expenses increased by 83.2% from $1.9 million, or 29.8% of sales. The increase is primarily attributable to a more aggressive promotional pricing strategy to maintain site traffic during the traditionally slower summer months and other paid advertising.

Other operating expenses in the third quarter increased by 14.7% from $3.2 million in the second quarter of 1999 to $3.7 million in the third quarter of 1999. Other operating expenses were $1.7 million in the third quarter of 1998. The increase from the second quarter of 1999 to the third quarter of 1999 relates primarily to a one-time charge, with the balance related to an increase in depreciation, amortization and software development and other expenses.

The net loss for the third quarter of 1999 was $5.0 million, or $0.10 per basic share, compared to a net loss of $4.8 million, or $0.23 per basic share, in the comparable period of 1998 and a net loss of $3.6 million, or $0.07 per basic share, in the second quarter of 1999.

Including cash of $29.9 million, working capital at September 30, 1999 was $33.3 million.

During the quarter, Bid.Com received $16 million (net of expenses) of additional capital through issuance of special purchase warrants through a private placement. The special warrants, consisting of a unit of one common share and one share purchase warrant were issued for $9.25. It was subsequently agreed among the parties that the share purchase warrant be revised from a half warrant at $12.00 to a full warrant at $10.00.



* All figures are in Canadian dollars. As of September 30, 1999, the exchange rate was Cdn$1.486 to US$1.00.


                              Notable Activities

                                   --MORE--

We are extremely pleased with the calibre of relationships which we developed in the third quarter. Our company continues to move toward a multi-revenue stream business that includes business-to-business and technology licensing arrangements. Our various agreements generally include, among other benefits, an ongoing revenue sharing component. Ultimately, we believe, this will yield a more sustainable, profitable business.

 . We strengthened our position in the heavy equipment sector by exercising an option to increase our stake in Point2 Internet Systems to 51%, one of the leading heavy equipment dealer listing services in North America.

 . We entered into an exclusive three-year technology licensing and services agreement with ValueVision Interactive Inc., an affiliate of NBC. ValueVision is pursuing the delivery of the brand SnapTV.com as the first live, interactive, web-based shopping experience in over 34 million households in the U.S. Bid.Com will receive a percentage of gross transaction revenues from the SnapTV declining price auction service in return for Bid.Com providing a complete e-commerce solution for VVI's "Dutch Auction" component of ValueVision Interactive's recently announced "Snap TV" brand. Bid.Com will also be a partner in several future projects involving television and Internet convergence.

 . To establish a presence in the automotive sector, we entered into a technology licensing and services agreement with Megawheels.com Inc. Megawheels provides an e-commerce solution to automotive dealers for the sale of new and used vehicles through its web-site www.megawheels.com and supports one of Canada's largest automotive online databases. The Company has also taken an equity position and will receive a percentage of net revenues from sales generated from the Megawheels auction service.

 . We strengthened our presence in the sports memorabilia marketplace by signing a technology licensing and marketing agreement with Today's Communications, Inc., which owns www.TodaysSports.com, a prominent sports portal on the Internet. The new three-year online partnership, which includes a revenue sharing arrangement, will link the two companies' websites and provide a significant sports-oriented audience with access to thousands of sports products and collectibles available for purchase.

We also improved the website design by introducing improved navigational features, a new fixed price purchasing option, a brighter image and new corporate logo. Visitors to www.bid.com will also find an improved customer service section and greater product selection. The ability to offer fixed price purchasing complements Bid.Com's patented declining price and rising price auction formats and provides additional opportunities for the Company to enter into co-branding relationships. Thanks to the ongoing growth of the relationship between Bid.Com and Rogers, the Company expects its two millionth visitor to the Canadian website by the end of November.

As we continue to build the business through partnerships, licensing agreements and global growth, we are most optimistic about our prospects as we approach the new millennium.

Yours truly,


Jeff Lymburner, President and CEO

The Company does not believe that it has material exposure to Year 2000 complications with respect to its own information systems since its existing systems correctly define the Year 2000. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or financial miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The Company has conducted an analysis to determine the extent to which its major suppliers', service providers' and marketing and advertising partners' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. However, the Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, service providers and marketing or advertising partners, or the extent to which it would be vulnerable to such parties' failure to remedy any Year 2000 issues on a timely basis. The failure of a major supplier, service provider or marketing or advertising partner subject to the Year 2000 issue to convert its systems on a timely basis, or the conversion of these systems that is incompatible with the Company's systems, could have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects. Most of the purchases from the Company's auctions are paid for using credit cards. If the bank systems used to process credit card transactions for a significant portion of transactions on Bid.Com's auction site are not Year 2000 compliant, the Company's operations may be materially and adversely affected to the extent customers are unable to use their credit cards to make purchases.

Total costs attributable to Year 2000 compliance efforts, both for past efforts and present and anticipated future efforts, will be approximately $270,000. These amounts are expensed as incurred.

Full copies of Bid.Com's Press Releases are available on the Investor Information Section of its website www.bid.com.
                                   -----------

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues and cash flows. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

                           (Financial Tables follow)

                           BID.COM International Inc.
                            Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
              (Canadian GAAP, unaudited - prepared by management)


                                                   Nine  Months Ended                            Three Months Ended
                                                      September 30                                  September 30
                                  ------------------------------------------------------------------------------------------
                                         1999              1999             1998         1999           1999          1998
                                    --------------  ------------------  -------------  ---------  ----------------  ---------
                                  ------------------------------------------------------------------------------------------
                                                     (translated into                             (translated into
                                                       US$ at $US =                                 US$ at $US =
                                                      Cdn$1.486 for                                Cdn$1.486 for
                                                       convenience)                                 convenience)

Revenue                                 $  19,595            $ 13,186      $  13,676   $  8,330          $  5,606   $  6,281
----------------------------------------------------------------------------------------------------------------------------

Direct expenses                            15,886              10,690         13,422      6,377             4,291      6,086
General and administrative                  8,481               5,707          3,635      3,205             2,157      1,420
Advertising and promotion                   6,681               4,496          8,902      3,408             2,293      3,334
Software development and expense              750                 505            494        273               184        171
Depreciation and amortization                 425                 286            136        245               165         69
                                           32,223              21,684         26,589     13,508             9,090     11,080
----------------------------------------------------------------------------------------------------------------------------

Interest income                               531                 357             37        168               113          9

Net loss                                 ($12,097)            ($8,141)      ($12,876)   ($5,010)          ($3,371)   ($4,790)
----------------------------------------------------------------------------------------------------------------------------

Loss per basic share                       ($0.25)             ($0.17)        ($0.64)    ($0.10)           ($0.07)    ($0.23)
----------------------------------------------------------------------------------------------------------------------------

Weighted average common shares
outstanding                                48,066              48,066         20,768     50,111            50,111     20,826
----------------------------------------------------------------------------------------------------------------------------

                                  --------------------------------------------------
                                    September 30,     September 30,     December 31,
Balance Sheet Data:                          1999                1999           1998
                                  --------------------------------------------------
                                     (unaudited)       (unaudited)      (unaudited)
                                                    (translated into
                                                      US$ at $US =
                                                      Cdn$1.486 for
                                                      convenience)

Cash and marketable securities          $  29,861            $ 20,095      $  16,598
Other current assets                        7,639               5,141           3756
Other assets                                4,464               3,004            693
Total assets                            $  41,964            $ 28,240      $  21,047
                                        =========            ========      =========
Total current liabilities                   4,599               3,095           2425
Total stockholders' equity                 37,365              25,145         18,622
Total liabilities and                   $  41,964            $ 28,240      $  21,047
 shareholders' equity                   =========            ========      =========

                          BID.COM INTERNATIONAL INC.
                     Consolidated Statements of Cash Flows
                  Expressed in thousands of Canadian dollars
                     (unaudited - prepared by Management)
-------------------------------------------------------------------------------

                                                  --------------------------------------------------------------------------
                                                             Nine Months                         Three Months
NET INFLOW (OUTFLOW) OF CASH RELATED                            Ended                               Ended
                                                             September 30                        September 30

  TO THE FOLLOWING ACTIVITIES                         1999          1999         1998        1999        1999        1998
                                                  --------------------------------------  ----------------------------------
                                                               translated into                      translated into
                                                               US$ = Cdn$1.486                      US$ = Cdn$1.486
                                                               for convenience                      for convenience
OPERATING
  Net loss for the period                            ($12,097)     ($8,141)    ($12,876)    ($5,010)    ($3,371)    ($4,790)
  Item not affecting cash
    Depreciation and amortization                         425          286          136         245         165          69
----------------------------------------------------------------------------------------------------------------------------
                                                      (11,672)      (7,855)     (12,740)     (4,765)     (3,206)     (4,721)
  Change in long-term deferred revenue                    361          243            -         361         243
  Change in non-cash operating working capital items   (3,918)      (2,637)       3,163          80          54        (335)
----------------------------------------------------------------------------------------------------------------------------
                                                      (15,229)     (10,249)      (9,577)     (4,324)     (2,909)     (5,056)
----------------------------------------------------------------------------------------------------------------------------

INVESTING
  Purchase of capital assets                             (454)        (306)        (273)       (100)        (67)        (96)
  Purchase of trademarks and intellectual property       (574)        (386)         (70)       (528)       (355)          0
  Marketable securities and investments                (3,113)      (2,095)           -       5,025       3,381         (25)
----------------------------------------------------------------------------------------------------------------------------
                                                       (4,141)      (2,787)        (343)      4,397       2,958        (121)
----------------------------------------------------------------------------------------------------------------------------

FINANCING
  Issuance of common shares (net of expenses)          12,293        8,273       14,644       1,165         784      12,678
  Issuance of special warrants (net of expenses)       16,047       10,799            -      16,047      10,799           -
  Special warrants receivable                           2,311        1,555        2,189                                   -
----------------------------------------------------------------------------------------------------------------------------
                                                       30,651       20,627       16,833      17,212      11,583      12,678
----------------------------------------------------------------------------------------------------------------------------

NET CASH INFLOW DURING THE PERIOD                     $11,281       $7,591       $6,913     $17,285      11,632      $7,501

CASH, BEGINNING OF PERIOD                               9,792       $6,590        2,177       3,788       2,549       1,589

----------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                   $21,073      $14,181       $9,090     $21,073     $14,181      $9,090
----------------------------------------------------------------------------------------------------------------------------

CORPORATE DIRECTORY



Directors, Officers and Managing Directors
                                                                                                Investor Relations
                                                                                                Financial Relations Board
                                                                                                675 Third Avenue,
Paul Godin*                                         David Pamenter                              New York, NY.
Chairman                                            Assistant Secretary and Director            10017
Director                                            Partner, Gowling, Strathy & Henderson
                                                    Member of Corporate Governance Committee
Jeffrey Lymburner*                                                                              Auditors
President and Chief Executive Officer               James I. Moskos                             Deloitte & Touche LLP
Director                                            Executive Vice President, Technology        Chartered Accountants
                                                    Director                                    Toronto, Ontario, Canada
T. Christopher Bulger*
Executive Vice-President, Business Development      Paul Hart                                   Lawyers
Director                                            Chief Financial Officer                     Gowling, Strathy & Henderson
Partner, HDL Capital Corporation                                                                Toronto, Ontario, Canada
Member of Audit Committee1                          Mark Wallace,
                                                    Executive Vice President and General        Baer Marks & Upham LLP
                                                    Counsel                                     New York, New York, USA
                                                    Corporate Secretary

Charles Walker                                      Gregory Bewsh
CEO and President, Walker Group Inc.,               Vice President, Investor Relations          Stock Exchange Listings
Director                                                                                        Toronto Stock Exchange
Member of Audit Committee/1/                        Robert W.A. Joynt                           Symbol BII
                                                    Senior Vice President, Merchandising
Michael Abramsky                                                                                Nasdaq
President, Rogers New Media                         Aidan Rowesome,                             Symbol BIDS
Director                                            Managing Director, European Operations
Member of Corporate Governance Committee
                                                    Offices of Bid.com
Dr. Duncan Copeland                                 6725 Airport Road, Suite 201
President, Copeland and Company                     Mississauga, Ontario,                       Web Sites
Director                                            Canada  L4V 1V2                             www.bid.com
Member of Audit Committee/1/  and                   905-672-SHOP(7467)                          www.internetliquidators.com
Corporate Governance Committee                                                                  www.dutchauction.com
                                                    2701 North Rocky Point Drive, Suite 510
Hamish Sutherland,                                  Tampa, Florida  33609-1013                  Registrar & Transfer Agent
Managing Director, Australia and Asia Pacific       813-636-8205                                CIBC Mellon Trust Company
                                                                                                PO Box 70390
                                                    125 Lower Baggot Street,                    Toronto Station A
                                                    Dublin 2,                                   Toronto, Ontario, Canada
                                                    Ireland                                     M5W 2X5

 *  Member of Executive Committee                                                               Shares Outstanding
/1/ The Audit Committee performs the functions of                                               (September 30, 1999)
    the Compensation and Stock Option                                                           Issued 50,605,444
    Committee which are no longer separately                                                    Fully Diluted 54,873,918
    constituted.


                                       6